ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

August 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones
Erin Purnell

Re:	Sandbridge Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted July 20, 2020
CIK No. 0001816708

Ladies and Gentlemen:

On behalf of Sandbridge Acquisition Corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are  filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, a Registration Statement (the “Registration Statement”) relating to the above-referenced draft Registration Statement submitted to the Commission on July 20, 2020 (the “Draft Registration Statement”). The Registration Statement reflects revisions to the Draft Registration Statement made in response to the comment letter to Ken Suslow of the Company dated August 14, 2020 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For reference purposes, the comments contained in the Staff’s letter dated August 14, 2020 are reproduced below in italics and the corresponding responses are shown below the comments.  All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Draft Registration Statement on Form S-1 submitted July 20, 2020
Officers and Directors, page 116

1.
It appears that Jamie Weinstein serves on the board of directors of Capstar Special Purpose Acquisition Corp. In this regard, we note the disclosure on pages 120, 121 and 130 of the amended Registration Statement on Form S-1 filed by Capstar on June 24, 2020. Please update your disclosure on pages 117 and 124 accordingly.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 123 of the Registration Statement.

Principal Stockholders, page 126

2.	Please expand the disclosure in footnote (3) on page 126 to identify the natural persons who serve as members of the board of managers.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure in footnote (3) on page 125 of the Registration Statement.

*          *          *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515 or Emily Oldshue of our offices at (617) 951-7241.

Very truly yours,
/s/ Paul D. Tropp
Paul D. Tropp

cc:	Ken Suslow (Sandbridge Acquisition Corporation)
Emily Oldshue (Ropes & Gray LLP)